UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                               DaimlerChrysler AG
                    -----------------------------------------

                                (Name of issuer)




                                 Ordinary Shares
                    -----------------------------------------

                         (Title of class of securities)



                                    D1668R123
                    -----------------------------------------

                                 (CUSIP number)

                                November 13, 1998
             (Date of Event which requires filing of this Statement)

       Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /x/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------
           CUSIP No.
           D1668R123
---------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                      (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        119,973,954
OWNED BY                     ------ --------------------------------------------
EACH REPORTING               6      SHARED VOTING POWER
PERSON WITH                         23,357,056
                             ------ --------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                    124,721,762
                             ------ --------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    24,556,751
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         149,278,513
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                   / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         15.1%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               DaimlerChrysler AG (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive office is Epplestrasse 225, 70546 Stuttgart, Germany.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).     Address  of  Principal  Business  Office or, if none, Residence:

               The principal place of business of the Reporting Person is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).     Citizenship:

               The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).      Title of Class of Securities:

               The title of the securities is ordinary shares (the "Ordinary Shares").

Item 2(e).      CUSIP Number:

               The CUSIP number of the Ordinary Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               (a) / / Broker or dealer registered under section 15 of the Act;

               (b) / / Bank as defined in section 3(a)(6) of the Act;

               (c) / / Insurance  Company as defined in section  3(a)(19) of the
                       Act;

               (d) / / Investment  Company  registered under section 8 of the
                       Investment Company Act of 1940;

               (e) / / An  investment  adviser  in  accordance  with Rule  13d-1
                       (b)(1)(ii)(E);

               (f) / / An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g) / / A parent holding  company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h) / / A savings  association  as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

               (i) / / A church plan that is excluded from the  definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j) / / Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. /x/

Item 4.   Ownership.

          (a)  Amount beneficially owned:

               The Reporting Person owns the amount of Ordinary Shares set forth on the cover page.

          (b)  Percent of class:

               The Reporting Person owns the percentage of Ordinary Shares set forth on the cover page.

          (c)  Number of shares as to which such person has:

               (i)       sole power to vote or to direct the vote:

                         The  Reporting  Person  has the  sole  power to vote or
                    direct the vote of Ordinary Shares as set forth on the cover page.

               (ii)      shared power to vote or to direct the vote:

                         The  Reporting  Person has the shared  power to vote or
                    direct the vote of Ordinary Shares as set forth on the cover page.

               (iii) sole power to dispose or to direct the disposition of:

                         The  Reporting  Person has the sole power to dispose or
                    direct the disposition of Ordinary Shares as set forth on the cover page.

               (iv) shared power to dispose or to direct the disposition of:

                         The Reporting Person has the shared power to dispose or
                    direct the disposition of Ordinary Shares as set forth on the cover page.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Except with respect to 119,973,954 Ordinary Shares owned by the Reporting Person for its own account, investment management clients of the Reporting Person and its subsidiaries listed in Item 7 have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          The following are subsidiaries of the Reporting Person which hold Ordinary Shares included in the figures on the cover page: Morgan Grenfell Investment Management Limited, Morgan Grenfell Investment Services Limited, Morgan Grenfell International Fund Management Limited, Morgan Grenfell Channel Islands Limited, Tokai Morgan Grenfell International Fund Management Limited, Morgan Grenfell Quantitative Investments Limited, Deutsche Gesellschaft fur Wertpapiersparen mbH, Deutsche Fund Management Inc., Deutsche Vermogensbildungsgesellschaft mbH, Deutsche Bank Investment Management S.A., DWS Investment (Schweiz) AG, DWS (Austria) Investmentgesellschaft mbH, Finanza & Futuro S.p.A., Deutsche Bank Fonds S.A., Deutsche Morgan Grenfell (C.I.) Ltd., Morgan Grenfell Trust Corporation (C.I.) Ltd., Deutsche Asset Management Investmentgesellschaft mbH., Deutsche Asset Management International GmbH, Deutscher Herold Allg. Vers,-AG der Deutschen Bank, Deutscher Herold Lebensvers,-AG der Deutschen Bank, DB Gestion Sociedad Gestora de Instituciones de Invesion Colectiva S.A., DB de Bary N.V., DB Luxembourg S.A., DB (Suisse) S.A., Morgan Trust Co. of the Bahamas Ltd., Deutsche Bank Group Plc., Morgan Grenfell & Co. Ltd.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,complete and correct.

Dated:  November 23, 1998



                                        DEUTSCHE BANK AG



                                        By:  /s/ Dr. Dieter Eisele
                                             Name:   Dr. Dieter Eisele
                                             Title:  Group Head of Compliance



                                        By:  /s/ Rondal Eric Powell
                                             Name:   Rondal Eric Powell
                                             Title:  Vice President